Exhibit 99.1

JinkoSolar Schedules 2014 Annual General Meeting to be Held on

October 28, 2014

SHANGHAI, September 9, 2014 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced that it will hold its 2014 annual general meeting on Tuesday, October 28, 2014 at 10:00 a.m. (Beijing time) at 16F, Building 2, No. 428 South Yang Gao Road, Shanghai, P.R. China, for the following purposes:

•	To re-elect Mr. Kangping Chen as a director of the Company;
•	To re-elect Mr. Xianhua Li as a director of the Company;
•	To appoint Mr. Longgen Zhang as a director of the Company;
•	To appoint PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2014;
•	To authorize the directors of the Company to determine the remuneration of the auditors;
•	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2013, and the report of the board of directors; and
•	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on September 19, 2014 (New York time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company's 2013 Annual Report, containing the complete audited financial statements and the report of auditors for the year ended December 31, 2013, together with the report of directors, are available on the Investor Relations Section of the Company’s website at www.jinkosolar.com.

The Company will provide to all holders of its ordinary shares, upon request, a hard copy of the Company’s 2013 Annual Report and the report of the directors free of charge.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar PV industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan and Cape town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of approximately 2.0 GW each for silicon ingots, wafers and solar cells and approximately 2.1 GW for solar modules, as of March 31, 2014. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Mr. Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6061 1792
Email: ir@jinkosolar.com